Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, no par value, of Gauzy Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: November 13, 2024

Ibex Israel Fund LLLP

Ibex Partners (Gauzy) LP

Ibex Partners (MW) LLLP

Ibex GP LLC

Ibex Investment Holdings LLC

Ibex Investment Holdings II LLC

Ibex Investors LLC

Justin B. Borus

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of the General Partner (for itself and on behalf of the Funds), IM Holdings, GP Holdings and the Investment Manager

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